Mail Stop 4561

April 23, 2008

Mr. Douglas A. Neis
Chief Financial Officer and Treasurer
The Marcus Corporation
100 East Wisconsin Avenue
Suite 1900
Milwaukee, WI 53202-4125

> **Re:** **The Marcus Corporation**
> **Form 10-K for Fiscal Year Ended May 31, 2007**
> **Filed August 14, 2007**
> **Form 10-Q for the Period Ended February 28, 2008**
> **Filed April 8, 2008**
> **Definitive 14A**
> **Filed September 12, 2007**
> **File No. 001-12609**

Dear Mr. Neis:

We have reviewed your filings and have the following comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended May 31, 2007

General

1.   Please correct the file number on your Form 10-K cover page to reflect the
        accurate file number for your filings. Please note that your file number for reports
        filed under the Securities Exchange Act of 1934 is 1-12604, not 1-12609 as noted
        on your Form 10-K.

Item 1 – Business, page 2

2.   Please include a cross reference to the financial information about your business
        segments contained in your financial statements. We refer you to Item 101(b) of
        Regulation S-K.

Item 7. Management's Discussion and Analysis

Theaters, page 22

3.   Please disclose the portion of your theater revenues derived from ticket sales and
        concession sales, respectively. Also, if used by management, please disclose the
        average ticket price per person and discuss whether an increase in ticket prices
        contributed to an increase in revenues for the period. Similarly, please disclose
        the actual amount of concession sales per person and discuss whether the increase
        is attributed to increases in price or volume of sales.

Hotels and Resorts, page 25

4.   Please disclose actual amounts of RevPAR, occupancy, and average daily room
        rate for each of the periods reported. Currently, you disclose only the percentage
        change.

5.   Please furnish us with copies of the relevant portions of the Smith Travel
        Research reports that you reference in the last paragraph on page 25 and again in
        the third paragraph on page 27. Please mark the copies to highlight the
        information that supports your disclosure.

Item 8. Financial Statements and Supplementary Data.

Consolidated Statements of Earnings, page 39

6.   Please tell us how your current presentation of Equity losses from unconsolidated
        joint ventures, net complies with Rule 5-03(b) of Regulation S-X. Please also

consider the presentation of this line item within your periodic filings on Form 10-Q as well.

Definitive 14A for the fiscal year ended May 31, 2007

Election of Directors, page 3

7.   Please describe the business experience during the past five years of each director and each person nominated to become a director. Please refer to Item 401(e) of Regulation S-K.

Compensation Discussion and Analysis

Role of Our Compensation Committee, page 11

8.   We note that the committee uses benchmark data in determining compensation amounts. Please revise to identify the peer companies used and the specific compensation components used in those comparisons. Also, please clarify whether the comparisons are limited to base salaries of similarly situated executives or if other data from peer companies is also used. In your disclosure regarding base salary of your named executive officers, please clearly describe how these benchmarks compared to the base salaries awarded to each person.

Base Salary, page 12

9.   Please expand your discussion of base salary awards to explain specifically how each of the seven factors was used to determine individual base salaries. For example, under the third factor, describe each executive officer's past and anticipated future contributions to your performance and how the committee's evaluation of performance factored into the amount of salary awarded. Provide similarly detailed disclosure for each factor.

Cash Bonuses, page 12

10.   Please disclose how the compensation committee evaluated individual performance measures, including achievements related to advancing entrepreneurial spirit. We note that each individual successfully achieved his respective individual performance criterion.

11.   Please disclose the Adjusted EBITDA target amount for 2008.

Equity Awards, page 14

12.   Please disclose how the five factors listed on page 14 were evaluated and how
        they resulted in the equity awards granted for 2007 and 2008. We note that each
        named executive officer received the same amount.

Pension Benefits, page 23

13.   We note in the Pension Benefits Table on page 23 that Mr. Stephen Marcus is
        credited with 45 years of service. Please disclose, if any, your policies with
        regard to granting extra years of credited service. We refer you to Item
        402(h)(3)(v) of Regulation S-K.

Nonqualified Deferred Compensation, page 24

14.   We note your statement that "[t]he amounts set forth [in the Nonqualified
        Deferred Compensation Table] should not be added to the amounts set forth in the
        Summary Compensation Table." We also note, however, that pursuant to
        footnote 5 to the Summary Compensation Table, the numbers in the "Change in
        Pension Value and Nonqualified Deferred Compensation Earnings" column
        include above-market earnings in your Deferred Compensation Plan. Please
        clarify this disclosure and provide a footnote, if appropriate, to your Nonqualified
        Deferred Compensation Table quantifying the extent to which the amounts
        reported in the "Aggregate Earnings" column are reported as compensation in
        your Summary Compensation Table. We refer you to the Instruction to Item
        402(i)(2) of Regulation S-K.

                                    *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please submit a response letter on EDGAR
that keys your response to our comments and provide any requested information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comment on your filings.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Staff Attorney, at 202.551.3404 or Karen Garnett, Assistant Director, at 202.551.3785 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief